UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Everyday Health, Inc.
(Name of Subject Company)

j2 Global, Inc.
(Names of Filing Person)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

300415106
(CUSIP Number of Class of Securities)

Jeremy Rossen
Vice President, General Counsel
6922 Hollywood Blvd.
Suite 500
Los Angles, California 90028
(323) 860-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to a preliminary communication made before the commencement of a tender offer by Project Echo Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Everyday Health, Inc., a Delaware corporation ("Everyday Health"), at a purchase price of $10.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, pursuant to the Agreement and Plan of Merger, dated October 21, 2016, by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2 Global, Inc. ("j2").  Parent is a wholly-owned subsidiary of j2.

Notice to Investors

The tender offer described in this communication (the "Offer") has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Everyday Health or any other securities. This communication is for informational purposes only.  The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the "SEC"). The offer to purchase shares of Everyday Health common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by the Purchaser, Ziff Davis and j2, and the solicitation/recommendation statement will be filed with the SEC by Everyday Health. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Laura Hinson at Laura.Hinson@j2.com.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Copy of j2 Investor Presentation dated November 1, 2016.